# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProMIS Neurosciences Inc., CIK 0001374339
CUSIP: 74346M505
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario Canada (A6), M4S 3E2
Date of event which requires filing of this statement: 01/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001856083

## Reporting persons
- Deep Track Capital, LP: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 902,561; sole dispositive power 0; shared dispositive power 902,561; aggregate amount beneficially owned 902,561 (9.99% of the class)
- Deep Track Biotechnology Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 703,457; sole dispositive power 0; shared dispositive power 703,457; aggregate amount beneficially owned 703,457 (7.79% of the class)
- David Kroin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 902,561; sole dispositive power 0; shared dispositive power 902,561; aggregate amount beneficially owned 902,561 (9.99% of the class)
- Deep Track Special Opportunities Fund, LP.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 199,104; sole dispositive power 0; shared dispositive power 199,104; aggregate amount beneficially owned 199,104 (2.2% of the class)

## Item 1. Issuer
Name of issuer: ProMIS Neurosciences Inc.
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario, Canada, M4S 3E2

## Item 2. Person Filing
Name of person filing:
(i) Deep Track Capital, LP

(ii) Deep Track Biotechnology Master Fund, Ltd.

(iii) David Kroin

(iv) Deep Track Special Opportunities Fund, LP.
Address of principal business office or, if none, residence:
(i) 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830

(ii) c/o Walkers Corporate Limited, 190 Elgin Ave, George Town, KY1-9001, Cayman Islands

(iii) c/o Deep Track Capital, LP, 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830

(iv) c/o Deep Track Capital, LP, 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830
Citizenship:
(i) Delaware

(ii) Cayman Islands

(iii) United States

(iv) Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 902,561
Percent of class: 9.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 902,561
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 902,561

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Deep Track Capital, LP is the relevant entity for which David Kroin may be considered a control person.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 4: Information with respect to the Reporting Persons' ownership of the Common Stock as of February 6, 2026, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined using 9,034,646 shares, calculated using 2,152,444 Common Stock outstanding as of November 12, 2025 (adjusted for 1 for 25 stock split), according to the 10-Q filed with the SEC on November 12, 2025 and 6,815,296 Common Stock issued according to the issuer's 8-K filed with the SEC on January 30, 2026 and 66,906 Common Stock that would be converted to Common Stock by the Reporting Person up to the Maximum Percentage.

The beneficially owned shares include 835,655 Warrants exercisable to common stock, subject to a 9.99% Maximum Percentage exercise limitation. The Issuer shall not effect the exercise of any portion of the Warrants, to the extent that after giving effect to such exercise, the holder collectively would beneficially own in excess of 9.99% (the "Maximum Percentage") of the number of Common Stock outstanding immediately after giving effect to such exercise.

Deep Track Capital LP and David Kroin may be deemed to be considered beneficial owners of a combined 835,655 common stock and 835,655 warrants subject to the Maximum Percentage exercise limitation. Deep Track Biotechnology Master Fund Ltd is the beneficial owner of a combined 651,310 common shares and 651,310 warrants subject to the Maximum Percentage exercise limitation. Deep Track Special Opportunities Fund LP is the beneficial owner of 184,345 common shares and 184,345 warrants subject to the Maximum Percentage exercise limitation.

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 6, 2026

Deep Track Capital, LP
By: /s/ David Kroin
David Kroin, Managing Member of the General Partner of the Investment Adviser

Deep Track Biotechnology Master Fund, Ltd.
By: /s/ David Kroin
David Kroin, Director

David Kroin
By: /s/ David Kroin
David Kroin

Deep Track Special Opportunities Fund, LP.
By: /s/ David Kroin
David Kroin, Managing Member of the General Partner of the Investment Adviser of Deep Track Special Opportunities Fund, LP

## Signatures
- Deep Track Capital, LP: /s/ David Kroin, David Kroin, Managing Member of the General Partner of the Investment Adviser (02/06/2026)
- Deep Track Biotechnology Master Fund, Ltd.: /s/ David Kroin, David Kroin, Director (02/06/2026)
- David Kroin: /s/ David Kroin, David Kroin (02/06/2026)
- Deep Track Special Opportunities Fund, LP.: /s/ David Kroin, David Kroin, Managing Member of the General Partner of the Investment Adviser of Deep Track Special Opportunities Fund, LP (02/06/2026)